Insider transaction detail - View details for insider with remarks

Transactions sorted by : Insider Insider company name : Talisman Energy Inc. ( Starts with ) Filing date range : December 8, 2006 - December 8, 2006

Insider name:	TALISMAN ENERGY INC.

Legend:
O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.
Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:
The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance

Issuer name: Insider's Relationship to Issuer: Security designation:	Talisman Energy Inc. 1 - Issuer Common Shares

845452	2006-11-06	2006-12-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+600,000	18.2947	600,000

General remarks:	NCIB

845466	2006-11-07	2006-12-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+600,000	18.0501	1,200,000

General remarks:	NCIB

845470	2006-11-08	2006-12-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+596,000	18.2927	1,796,000

General remarks:	NCIB

845473	2006-11-09	2006-12-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+600,000	18.7424	2,396,000

General remarks:	NCIB

845476	2006-11-10	2006-12-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+600,000	18.4208	2,996,000

General remarks:	NCIB

845478	2006-11-13	2006-12-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+600,000	18.3318	3,596,000

General remarks:	NCIB

845486	2006-11-14	2006-12-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+600,000	18.0554	4,196,000

General remarks:	NCIB

845489	2006-11-15	2006-12-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+600,000	18.3668	4,796,000

General remarks:	NCIB

845491	2006-11-16	2006-12-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+600,000	18.2663	5,396,000

General remarks:	NCIB

845495	2006-11-17	2006-12-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+648,200	17.7332	6,044,200

General remarks:	NCIB

845498	2006-11-20	2006-12-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+600,000	17.9149	6,644,200

General remarks:	NCIB

845504	2006-11-21	2006-12-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+600,000	18.2570	7,244,200

General remarks:	NCIB

845509	2006-11-22	2006-12-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+594,800	18.1544	7,839,000

General remarks:	NCIB

845514	2006-11-23	2006-12-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+600,000	18.3705	8,439,000

General remarks:	NCIB

845518	2006-11-24	2006-12-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+600,000	18.4566	9,039,000

General remarks:	NCIB

845524	2006-11-27	2006-12-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+600,000	18.3940	9,639,000

General remarks:	NCIB

845527	2006-11-28	2006-12-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+400,000	18.5239	10,039,000

General remarks:	NCIB

845530	2006-11-29	2006-12-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+400,000	18.8806	10,439,000

General remarks:	NCIB

845534	2006-11-30	2006-12-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+400,000	19.1884	10,839,000

General remarks:	NCIB

845539	2006-12-08	2006-12-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-10,839,000	0

General remarks:	Shares purchased for cancellation pursuant to the NCIB were cancelled.